 FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Plan Period Ended December 31, 2001

 Commission File Number 1-5358

SUNDSTRAND CORPORATION
ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

 SUNDSTRAND CORPORATION FACTORY EMPLOYEE SAVINGS PLAN
Index to Financial Statements
December 31, 2001 and 2000

Page
Report of Independent Auditors	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 6

Supplemental Schedule - Schedule H, Line 4i - Schedule of Assets Held at End of Year	7

 FINANCIAL STATEMENTS OF THE
SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the
  Sundstrand Corporation
  Rockford Factory Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Rockford Factory Employee Savings Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2002

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets:
Investments (Note 3)	$39,859	$38,467
Loans to participants	2,749	2,633

Net Assets Available for Benefits	$42,608	$41,100

The accompanying notes are an integral part of these financial statements.

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
 (Thousands of Dollars)

Year Ended December 31, 2001
Additions to net assets attributed to:
Investment Income:
Net depreciation in fair value of investments	$(4,432)
Interest	220
Dividends	959

Contributions:
Participants'	4,282
Employer's	1,436
Total additions	2,465

Deductions from net assets attributed to:
Distributions to participants	(948)
Administrative expenses	(9)
Total deductions	(957)

Net increase	1,508

Net Assets Available for Benefits, December 31, 2000	41,100

Net Assets Available for Benefits, December 31, 2001	$42,608

The accompanying notes are an integral part of these financial statements.

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General.  The Sundstrand Corporation Rockford Factory Employee Savings Plan (the "Plan") is a defined contribution plan covering all regular, hourly employees in the collective bargaining unit represented by the U.A.W. and its Local Union No. 592 at the Rockford, Illinois plant of the Hamilton Sundstrand Corporation, a subsidiary of United Technologies Corporation ("UTC"). The following is a brief description of the Plan.  For more complete information, participants should refer to the Plan document.

Contributions and Vesting.  Participants may elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offered 26 investment options to the participants during the year ended December 31, 2001: UTC Stock Fund; seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four Fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Existing policies were unchanged and premium deductions for those policies will continue.  Transamerica Assurance Company is the carrier of life insurance coverage.  Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Effective July 1, 2000, UTC's matching contribution is $1.00 on $1.00 of the participant's eligible contributions from the first 3 percent of gross pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.

Employer contributions, plus actual earnings thereon, are fully vested at all times for employees who became participants in the Plan prior to January 1, 2001.  For employees who became participants in the Plan subsequent to January 1, 2001, employer contributions, plus actual earnings thereon, become fully vested after five years of Plan participation.

Participant Accounts. Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Vanguard Fiduciary Trust Company ("Vanguard").  Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions.  For the year ended December 31, 2001, there was $2,000 of forfeitures used to reduce employer contributions.

Trustee and Recordkeeper.  All of the Plan's assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

 SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Participant Loans. Participants may elect to borrow from their balance in any of the funds, except the Life Insurance Fund, a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Expenses. Terminated and retired participants who do not elect to receive a lump sum distribution pay an annual administration fee. All other administrative expenses, such as trustee and recordkeeping fees, were paid directly by the employer in 2001.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

 SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

(Thousand of Dollars, except unit amounts)	December 31, 2001	December 31, 2000

Vanguard Treasury Money Market Fund, 9,491,339 and 7,503,296 units, respectively	$9,491	$7,503

Vanguard S&P 500 Index Fund, 57,016 and 53,780 units, respectively	6,037	6,554

Vanguard Windsor II Fund, 151,340 and 122,212 units, respectively	3,873	3,324

Vanguard U.S. Growth Fund, 194,181 and 181,345 units, respectively	3,660	5,014

United Technologies Stock Fund, 58,071 and 61,691 units, respectively	2,485	3,205

Vanguard Prime Money Market Fund, 2,198,621 and -- units, respectively	2,199	-

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $4,432,000.   Mutual Fund investments depreciated by $3,888,000 and the UTC Stock Fund depreciated by $544,000.

NOTE 4 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan's trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC, subject to a collective bargaining agreement, has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined on March 8, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administration and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2001
(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value

*	Vanguard Group of Investments	Treasury Money Market Fund	$9,491,339
*	Vanguard Group of Investments	S&P 500 Index Fund	6,037,373
*	Vanguard Group of Investments	Windsor II Fund	3,872,789
*	Vanguard Group of Investments	U.S. Growth Fund	3,660,303
*	Vanguard Group of Investments	United Technologies Stock Fund	2,484,847
*	Vanguard Group of Investments	Prime Money Market Fund	2,198,621
*	Vanguard Group of Investments	Growth Index Fund	1,744,997
*	Vanguard Group of Investments	Explorer Fund	1,579,846
*	Vanguard Group of Investments	International Growth Fund	1,082,984
*	Vanguard Group of Investments	Life Strategy Moderate Growth Fund	951,612
*	Vanguard Group of Investments	Wellesley Income Fund	871,447
*	Vanguard Group of Investments	Life Strategy Growth Fund	801,147
*	Vanguard Group of Investments	Growth and Income Fund	753,193
*	Vanguard Group of Investments	STAR Fund	674,993
*	Vanguard Group of Investments	Long-Term Treasury Fund	666,338
*	Vanguard Group of Investments	Extended Market Index Fund	635,354
*	Vanguard Group of Investments	Total Bond Market Index Fund	446,350
*	Vanguard Group of Investments	Balanced Index Fund	354,925
*	Vanguard Group of Investments	Life Strategy Conservative Growth Fund	339,706
*	Vanguard Group of Investments	Total Stock Market Index Fund	299,517
*	Vanguard Group of Investments	Emerging Markets Index Fund	247,436
*	Vanguard Group of Investments	Short-Term Treasury Fund	247,350
*	Vanguard Group of Investments	Pacific Stock Index Fund	119,720
*	Vanguard Group of Investments	Life Strategy Income Fund	116,615
*	Vanguard Group of Investments	Intermediate-Term Corporate Fund	106,123
*	Vanguard Group of Investments	European Stock Index Fund	74,306
	Plan Participants	Participant Loans Receivable (Note 1)	2,748,785
			$42,608,016

* Indicates an identified person known to be a party-in-interest to the Plan

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Dated: June 28, 2002	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation